UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42508

FBS GLOBAL LIMITED

(Translation of registrant’s name into English)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On September 29, 2026, FBS Global Limited (the “Company”) dismissed its independent registered public accounting firm, NLA DFK Assurance PAC (“NLA”). As a result, the client-auditor relationship between the Company and NLA ceased. The dismissal of NLA was approved by the Company’s audit committee and board of directors.

The audit report of NLA on the Company’s consolidated financial statements as of and for the year ended December 31, 2025 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. NLA was engaged as the Company’s independent registered public accounting firm in 2025 and did not audit the Company’s consolidated financial statements as of and for the year ended December 31, 2024.

During the period from NLA’s engagement in 2025 through the fiscal year ended December 31, 2025, and for the subsequent interim period through September 29, 2026, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with NLA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of NLA, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the period from NLA’s engagement in 2025 through the fiscal year ended December 31, 2025, and for the subsequent interim period through the date of this report, there was one “reportable event”, as that term is defined in Item 304(a)(1)(v) of Regulation S-K and the instructions related thereto.

The Company furnished NLA with a copy of this Form 6-K, providing NLA with the opportunity to furnish the U.S. Securities and Exchange Commission (the “SEC”) with a letter stating whether it agrees with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of NLA’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On September 29, 2026, upon the recommendation of the audit committee and the approval of the board of directors, the Company engaged Assentsure PAC (“Assentsure”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending December 31, 2026.

During the Company’s two most recent fiscal years ended December 31, 2025 and 2024 and through the subsequent interim period to September 29, 2026, the Company did not consult Assentsure with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Assentsure concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter from NLA DFK Assurance PAC, dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2026	FBS GLOBAL LIMITED

	By:	/s/ Kelvin Ang
Kelvin Ang
Chief Executive Officer